SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	October 26, 2006 at 10.00 GMT

Stora Enso Interim Review January – September 2006

Cash flow stronger and operating profit excluding non-recurring items maintained compared with second quarter.

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that its sales in the third quarter were similar to the second quarter. Increases in operating profit in Packaging Boards and Wood Products, excluding non-recurring items, more than offset the decrease in Fine Paper. However, the results were negatively impacted by net non-recurring items of EUR -177.2 million primarily related to closure and divestment decisions, as already announced.

Summary of Third Quarter Results (compared with Q2/2006)

•	Sales were EUR 3 638.1 (EUR 3 616.3) million.

•	Operating profit was EUR 195.2 (EUR 182.2) million excluding non-recurring items. Operating profit was EUR 18.0 (EUR 188.9) million including non-recurring items.

•	Profit before tax was EUR 197.0 (EUR 53.2) million excluding non-recurring items; the difference is due mainly to unrealised fair valuation items (non-cash) in net financial items (positive EUR 50.1 million in the third quarter vs. negative EUR 71.9 million in the second quarter).

•	Earnings per share were EUR 0.18 (EUR 0.05) excluding non-recurring items. Cash earnings per share were EUR 0.52 (EUR 0.39) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.07 (EUR 0.05)

•	Cash flow after investing activities increased to EUR 473.8 (EUR 299.6) million.

Markets

In Europe market demand overall for the Group’s products was slightly higher than a year ago and the previous quarter, driven by sustained economic growth and rising advertising and direct marketing expenditure.

In Europe market demand for newsprint grew moderately and was slightly better than a year ago. Demand for uncoated magazine paper was considerably stronger than a year ago, whereas demand for coated magazine paper was slightly weaker. Market demand was better than in the previous quarter in all magazine paper grades for seasonal reasons. Publication paper prices were higher than a year ago and similar to the previous quarter, except for a slight decline from the previous quarter in coated magazine paper.

Demand in the European coated fine paper market was stronger than in the previous quarter and weaker than a year ago. Demand for uncoated fine paper was slightly weaker than in the previous quarter, but stronger than a year ago. Prices increased slightly from the previous quarter in uncoated fine paper and were stable in coated fine paper. Market demand for packaging boards was good and better than in the previous quarter and a year ago. Prices remained stable.

Market demand for wood products in Europe and most export markets was better than in the previous quarter and a year ago, allowing some price increases. In North America the weakening housing market caused prices to fall.

In North America market demand for newsprint and magazine paper was weaker than a year ago, and newsprint demand was also weaker than in the previous quarter. However, the magazine paper market was seasonally stronger than in the previous quarter. Newsprint and uncoated magazine paper prices were higher than a year ago and the previous quarter. Coated magazine paper prices were lower than a year ago and the previous quarter. Market demand for coated fine paper was stronger than a year ago and the previous quarter; prices rose during the quarter.

In Latin America demand for coated magazine paper was better than in the previous quarter and a year ago. Prices have been mostly stable.

In Asia demand for coated fine paper was better than in the second quarter and a year ago, and prices were stable.

Stora Enso Deliveries and Inventories

Paper and board deliveries totalled 3 686 000 tonnes, which is 108 000 tonnes more than the previous quarter’s 3 578 000 tonnes. Production increased by 56 000 tonnes from the previous quarter’s 3 576 000 tonnes to

3 632 000 tonnes. Inventories decreased by 54 000 tonnes. Deliveries of wood products totalled 1 593 000 m3, which was 153 000 m3 less than the previous quarter’s 1 746 000 m3. Wood product inventories remained unchanged. Market-related production curtailments in the third quarter totalled 93 000 tonnes, mostly in coated magazine paper.

Key Figures

EUR million	2004	2005	Q1–Q3/055)	Q1–Q3/06	Q3/05	Q1/06	Q2/06	Q3/06
Sales	12 395.8	13 187.5	9 551.4	10 862.1	3 219.2	3 607.7	3 616.3	3 638.1
EBITDA1)2)	1 508.4	1 487.4	1 075.8	1 377.3	388.6	463.3	451.2	462.8
Operating profit2)4)	426.7	357.5	236.6	571.5	106.2	194.1	182.2	195.2
Non-recurring items (operational)	369.7	-451.4	-12.0	-193.7	—	-23.2	6.7	-177.2
Operating margin2)4), %	3.4	2.7	2.5	5.3	3.3	5.4	5.0	5.4
Operating profit4)	796.4	-93.9	224.6	377.8	106.2	170.9	188.9	18.0
Net financial items6)	-106.0	-151.6	-102.7	-42.4	-25.0	115.2	-149.2	-8.4
Profit before tax and minority interests2)4)	359.6	273.1	176.7	461.1	93.0	210.9	53.2	197.0
Profit before tax and minority interests4)	729.3	-178.3	164.7	397.4	93.0	317.7	59.9	19.8
Net profit for the period4)	747.8	-126.3	117.9	324.4	66.5	226.4	40.9	57.1

EPS2), Basic, EUR	0.25	0.28	0.15	0.43	0.08	0.20	0.05	0.18
EPS, Basic, EUR	0.89	-0.16	0.14	0.41	0.08	0.29	0.05	0.07
CEPS2)3), EUR	1.67	1.70	1.20	1.45	0.44	0.54	0.39	0.52
ROCE2), %	3.0	3.1	2.8	6.5	3.7	6.5	6.1	6.7

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares
4)	The comparative figures exclude goodwill amortisation of EUR 90.3 million for 2004
5)	The impact of the 7-week labour dispute in Finland in 2005 distorts comparison of the year-on-year figures
6)	See separate table Net Financial Items below

January – September 2006 Results (compared with the same period in 2005)

The impact of the 7-week labour dispute in Finland in 2005 distorts comparison of the year-on-year figures.

Sales at EUR 10 862.1 million were 13.7% higher than in the same period in 2005, mainly due to the impact of the Schneidersöhne acquisition, increased prices, especially in newsprint, and increased deliveries in Fine Paper and Packaging Boards, partly offset by the divestment of Pankakoski, Celbi and Wolfsheck mills and the closure of two paper machines at Corbehem Mill.

Operating profit excluding non-recurring items increased by EUR 334.9 million to EUR 571.5 million and was higher in all segments, although the impact of the labour dispute in Finland in 2005 distorts the comparison. Operating profit including non-recurring items totalled EUR 377.8 (EUR 224.6) million. Non-recurring items for the nine months totalled EUR -193.7 (EUR -12.0) million.

Publication Paper operating profit improved mainly because higher sales prices, lower fixed costs and product mix changes more than offset increased energy costs and market-related production curtailments in coated magazine paper totalling 237 000 tonnes. The standstill at Port Hawkesbury Mill in Canada burdened operating profit by approximately EUR 45 million. The mill is gradually restarting production during the fourth quarter. Fine Paper operating profit was positively impacted by higher sales volume, and Merchant operating profit improved. Packaging Boards operating profit improved as higher sales volume and higher sales prices more than offset higher energy costs. Wood Products operating profit also improved as higher sales prices and improved cost efficiency more than offset higher raw material costs.

Profit before taxes and minority interests excluding non-recurring items increased by EUR 284.4 million to EUR 461.1 million, and earnings per share excluding non-recurring items increased by EUR 0.28 to EUR 0.43. Earnings per share including non-recurring items were EUR 0.41(EUR 0.14).

Third Quarter Results (compared with Q2/2006)

Sales at EUR 3 638.1 million were similar to the previous quarter’s EUR 3 616.3 million. Deliveries of paper and board products increased, but deliveries of wood products decreased by 8.8% for seasonal reasons. The divestment

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of Pankakoski, Celbi and Wolfsheck mills reduced sales by approximately EUR 60 million. The acquisition of Arapoti Mill in Brazil, effective from 1 September 2006, increased the Group’s sales by EUR 13.0 million. These assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper.

Operating profit excluding non-recurring items increased by 7.1% to EUR 195.2 (EUR 182.2) million, which is 5.4% of sales. Operating profit increased in Packaging Boards and Wood Products, remained unchanged in Publication Paper and decreased in Fine Paper. Publication Paper operating profit remained unchanged mainly due to the problematic situation at Corbehem Mill in France as a consequence of machine closures and the standstill at Port Hawkesbury Mill in Canada, which continued to burden the operating profit by approximately EUR 15 million. Fine Paper operating profit decreased partly due to the divestment of Celbi Pulp Mill and higher maintenance costs. Packaging Boards operating profit rose as the sales volume increased and fixed costs decreased. Wood Products operating profit was increased by cost savings and higher sales prices, partly offset by higher raw material costs.

Operating profit includes a negative non-cash effect of EUR 4.6 million comprising the fair valuation of share-based compensation (EUR -12.1 million) and the released government grant related to CO2 emission rights (EUR 7.5 million). Both these non-cash items are reported under other operations.

There were several non-recurring items with a net impact of EUR -177.2 million on operating profit:

•	a capital gain of EUR 186.0 million, including an additional dividend, on the divestment of Celbi Pulp Mill in Portugal, which was finalised on 8 August;

•	impairment and restructuring provisions of EUR 47.0 million on the divestment of Wolfsheck Mill in Germany, which was finalised on 1 September;

•	an additional restructuring provision of EUR 7.0 million related to the social plans at Corbehem Mill in France and previously announced machine closures;

•	impairments of EUR 21.0 million and restructuring provisions of EUR 3.0 million related to Stora Enso Timber’s fixed asset impairments in Germany and Estonia, and to restructuring of Stora Enso Timber’s sales network;

•	a provision of CAD 20.0 million (EUR 14.2 million) related to post-employment benefits at Port Hawkesbury Mill in Canada as a result of the new labour agreement and decision to restart the mill;

•	provisions and write-downs of EUR 271.0 million related to the planned closures of Berghuizer and Reisholz mills.

The total cash impact of the above items is EUR -4.5 million; the cash impact will be realised as the actions occur.

The share of associated company results amounted to EUR 10.2 (EUR 20.2) million; the main contribution was from Bergvik Skog AB.

Net Financial Items

EUR million	Q3/2005	Q2/2006	Q3/2006
Interest income, deposits	6.1	5.0	5.2
Interest expenses, borrowings	-68.4	-70.1	-70.4
Interest rate swaps (incl. TRS interest)	16.1	5.4	4.0
Capitalised interest	2.4	—	0.8

Net Interest Expense	-43.8	-59.7	-60.4

Foreign Exchange Gains and Losses	-3.7	-11.1	4.0

Other Financial Items, of which	22.5	-78.4	48.0
Capital gains, listed shares	-3.8	—	-2.1
Unrealised fair valuation of option hedges (TRS)	29.5	-61.2	36.0
Unrealised fair valuation of other financial items	-1.9	-10.7	15.7
Other items	-1.3	-6.5	1.6

Net Financial Items Total	-25.0	-149.2	-8.4

Stora Enso utilises Total Return Swaps (TRS) to partially hedge the exposure to changes in the share price of synthetic options granted under the option programmes for Management, which are settled with cash payments. While these TRS instruments allow the Group to partially stabilise the future cash flows related to the settlement of outstanding synthetic options, they expose the Group to certain market risks. The TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

Net financial items were EUR -8.4 (EUR -149.2) million, the difference being mainly due to the fair valuation of the hedges for the employee option programmes (Total Return Swaps, “TRS”). Net interest was EUR -60.4 (EUR -59.7) million and net foreign exchange gains on borrowings, currency derivatives and bank accounts were EUR 4.0 (EUR -11.1) million.

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Other financial items rose to EUR 48.0 million from EUR -78.4 million due to EUR 51.7 (EUR -71.9) million of unrealised changes in fair values of financial instruments, including TRS. This unrealised fair value change is a non-cash item.

Profit before tax amounted to EUR 197.0 (EUR 53.2) million excluding non-recurring items.

Net taxes totalled a positive EUR 37.3 (EUR -19.0) million due to a tax-free gain from the Celbi Mill divestment, leaving a net profit for the quarter of EUR 57.1 (EUR 40.9) million. The cumulative tax rate for the first nine months was 26.7% excluding non-recurring items.

The profit attributable to minority shareholders was EUR 1.3 (EUR 2.3) million, leaving a profit of EUR 58.4 million attributable to Company shareholders.

Earnings per share were EUR 0.18 (EUR 0.05) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.07 (EUR 0.05). Cash earnings per share were EUR 0.52 (EUR 0.39) excluding non-recurring items.

The return on capital employed was 6.7% (6.1%) excluding non-recurring items. Capital employed was EUR 11 360.1 million on 30 September 2006, a net decrease of EUR 426.4 million. Operative working capital was EUR 238.9 million less than for the previous quarter as inventories decreased and short-term interest-free liabilities increased.

Capital Structure

EUR million	31 Dec 05	30 Sep 05	30 Jun 06	30 Sep 06
Fixed assets	11 616.8	11 621.1	11 200.6	10 956.2
Operative working capital	2 333.0	2 328.4	2 537.0	2 298.1
Non-current interest-free items, net	-571.9	-693.2	-657.0	-716.9

Operating Capital Total	13 377.9	13 256.3	13 080.6	12 537.4
Net tax liabilities	-1 274.8	-1 516.5	-1 294.1	-1 177.3

Capital Employed	12 103.1	11 739.8	11 786.5	11 360.1
Associated companies	719.9	687.9	762.2	782.1

Total	12 823.0	12 427.7	12 548.7	12 142.2

Equity attributable to Company shareholders	7 645.3	7 631.3	7 529.6	7 587.5
Minority interests	93.6	97.6	91.6	91.8
Net interest-bearing liabilities	5 084.1	4 698.8	4 927.5	4 462.9

Financing Total	12 823.0	12 427.7	12 548.7	12 142.2

Financing

Cash flow from operations was EUR 602.5 (EUR 406.9) million and cash flow after investing activities EUR 473.8 (EUR 299.6) million.

At the end of the period, interest-bearing net liabilities were EUR 4 462.8 million, a decrease of EUR 464.7 million mainly because improved cash flow and the divestment of Celbi Pulp Mill more than offset the acquisition of Arapoti Mill in Brazil. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 1.9 billion.

Shareholders’ equity amounted to EUR 7 587.5 million or EUR 9.62 (EUR 9.55) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 30 September 2006 of EUR 9.4 billion.

The debt/equity ratio at 30 September 2006 was 0.59 (0.65). The currency effect on equity was EUR -6.5 million net of the hedging of equity translation risks.

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Cash Flow

EUR million	2005	Q3/05	Q2/06	Q3/06
Operating profit	-93.9	106.2	188.9	18.0
Adjustments*)	1 439.4	299.1	249.6	223.2
Change in working capital	-288.5	-55.4	-31.6	361.3

Cash Flow from Operations	1 057.0	349.9	406.9	602.5
Capital expenditure	-1 145.3	-267.2	-107.3	-128.7

Cash Flow after Investing Activities	-88.3	82.7	299.6	473.8

*)	Adjustments include depreciations, other non-cash income and expenses and capital gains and losses which are included in proceeds from the sale of fixed assets and shares.

Capital Expenditure for January – September 2006

Capital expenditure for the first nine months of 2006 totalled EUR 403.7 million. The Group expects its capital expenditure for 2006 to be well below the previously communicated target of EUR 800 million, which is less than the scheduled depreciation for the year that is estimated at approximately EUR 1.1 billion.

The main projects during the first nine months were the Skoghall Energy 2005 project (EUR 25.8 million), the plantation project at Guangxi, China (EUR 25.1 million), the new boiler at Hylte Mill (EUR 23.1 million), the completion of the new paper machine 12 at Kvarnsveden Mill (EUR 17.0 million) and land acquisitions in Latin America (EUR 14.7 million).

Third Quarter Events

July

Stora Enso sold its Pankakoski Mill in Finland to an international group of investors led by Dr Dermot Smurfit and including Lansdowne Capital Limited. The debt-free sales price was EUR 20 million. The transaction was finalised on 31 July.

August

Stora Enso finalised the divestment of Celbi Pulp Mill in Portugal to the Portuguese company Altri. The sales price of Celbi’s equity was approximately EUR 430 million and the company has no debt. The transaction was finalised on 8 August.

Stora Enso received the full payment for the sale of its Advance Agro shares. The ownership of the shares was transferred to private investors based in Hong Kong. The transaction value was USD 80 (EUR 65) million.

Stora Enso reached an agreement to acquire 100% of the shares in Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda. from International Paper, which have been combined as Stora Enso Arapoti. These assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper. The deal comprised a paper mill producing coated mechanical paper, a sawmill and about 50 000 hectares of land, including about 30 000 hectares of productive plantations; the enterprise value was approximately USD 420 million (EUR 333 million) and the transaction was closed on 1 September.

Stora Enso announced that it will invest EUR 31.5 million in its Nebolchi Sawmill and EUR 12.5 million in its Impilahti Sawmill in Russia. These investments will enhance the competitiveness of Stora Enso’s sawmilling business and wood procurement in Russia.

Stora Enso divested its Wolfsheck Mill to Rohner AG of Switzerland, a subsidiary of the German finance investment company ARQUES Industries AG. The transaction was an asset deal and the purchase price was one euro. The transaction was closed on 1 September.

September

Stora Enso announced its decision to restart operations at the Port Hawkesbury Mill in Nova Scotia, Canada, following a ten-month shutdown due to profitability challenges. The SC paper machine (PM2) started operations in the beginning of October and the start-up of the newsprint machine (PM1) is scheduled for later this year.

Stora Enso signed a contract with Beihai city in Guangxi province, China, to secure further fibre resources. Under the contract, in the period 2006–2008 Beihai city will provide Stora Enso with a total of 30 813 hectares of plantation and land through purchasing existing plantations and establishing new plantations on forestland.

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Events after the Period

On 4 October Stora Enso announced its intention to close down Reisholz Mill in Germany and Berghuizer Mill in the Netherlands. The planned closures are subject to local consultation. Summa Mill in Finland and Uetersen Mill in Germany will remain in operation while further improving their financial performance. These four mills had been under scrutiny since the announcement of Stora Enso’s Asset Performance Review (APR) in October 2005.

On 26 October Stora Enso announced that it is initiating exclusive discussions with the aim of joint venture ownership regarding certain assets of Stora Enso Arapoti in Brazil with Arauco, a Chilean forest products company. Stora Enso Arapoti comprises a paper mill producing coated mechanical paper (205 000 tonnes annual capacity), a sawmill (150 000 m3 sawn timber annual capacity) and approximately 50 000 hectares of land including approximately 30 000 hectares of productive plantations. The potential joint ownership with Arauco is focused primarily on the sawmill and forestland operations. The non-binding joint ownership discussions are expected to be finalised prior to the end of January 2007.

On 26 October Stora Enso announced three separate investments in Finland and Austria. In Finland, the Group is investing EUR 32.4 million in rebuilding the finishing department at its Anjala Mill and EUR 25.3 million in a new sheeting line at its Oulu Mill. In Austria, Stora Enso is investing EUR 16.8 million in a cross-laminated element plant at Bad St. Leonhard Sawmill.

Changes in the Group Management

On 17 October Stora Enso announced that the Board of Directors had appointed Jouko Karvinen, M.Sc. (Eng.), as the new CEO of Stora Enso. He will join the company on 1 January 2007 and will take up the position of CEO following the Annual General Meeting (AGM) on 29 March 2007. Mr Karvinen is currently Chief Executive Officer of Philips Medical Systems Division and a member of the Board of Management of Royal Philips Electronics.

Jukka Härmälä will leave the position of CEO following the AGM on 29 March 2007. He will continue to undertake special assignments specified by the Board of Directors of Stora Enso until the end of August 2007.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA.

Following the 2004 inspections, on 5 April 2006 Stora Enso received from the Finnish Competition Authority a request for a response concerning alleged price collaboration and exchange of information between forest companies in connection with the purchasing of timber in Finland from 1997 to 2004. Stora Enso has investigated the matter and gave its response by 22 June 2006 as requested.

On 9 August 2006 Stora Enso was notified that the European Commission had closed its investigation in respect of the fine paper sector. Investigations related to publication paper are still ongoing.

No provision has been made in Stora Enso’s accounts for the above-mentioned investigations and lawsuits.

Share Capital

The Annual General Meeting (AGM) of Stora Enso Oyj on 21 March 2006 authorised the Board to repurchase and dispose of not more than 17 700 000 A shares and 60 100 000 R shares in the Company. There were no repurchases during the third quarter.

During the quarter a total of 1 000 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 August 2006.

During the quarter the Company allocated 1 769 repurchased R shares under the terms of the Stora Enso North America Option Plan.

On 30 September 2006 Stora Enso had 178 104 067 A shares and 611 434 432 R shares in issue, of which the Company held no A shares and 954 829 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company’s share capital and 0.04% of the voting rights.

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Profit 2007 and Asset Performance Review (APR) Programmes

Stora Enso’s Profit 2007 profit improvement programme is proceeding ahead of schedule. The target of an improvement of EUR 300 million in annual pre-tax profit from mid 2007 onwards is expected to be clearly exceeded. More details will be given with the full year 2006 results on 7 February 2007. The APR programme, as it was announced in October 2005, is now completed, except for the planned closures of Reisholz and Berghuizer mills.

Near-term Outlook

In Europe economic recovery is expected to support newsprint and uncoated magazine paper markets in the seasonally strong fourth quarter by boosting advertising expenditure; newsprint and uncoated magazine paper prices are forecast to remain unchanged until the year end. However, the coated magazine paper business is expected to remain competitive, with market-related production curtailments continuing in the fourth quarter of 2006. The prospects for fine paper demand in the fourth quarter are healthy with stable prices in coated fine paper, and it is anticipated that price increases in uncoated fine paper will be finalised during the fourth quarter. The market for packaging boards is expected to be seasonally weaker than in the third quarter with stable prices. The outlook for wood products for the rest of the year is favourable in Europe.

In North America demand for newsprint is predicted to decline further. In coated magazine paper seasonal demand should improve the market in the latter part of the year. Demand for uncoated magazine paper remains stable. The coated fine paper market should stay healthy with stable prices. No material changes in publication paper and coated fine paper prices are anticipated in the fourth quarter.

This report is unaudited.

Helsinki, 26 October 2006

Stora Enso Oyj

Board of Directors

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Segments

Publication Paper

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Change % Q3/Q2
Sales	4 675.9	1 104.4	1 125.3	1 166.0	1 280.2	1 171.0	1 145.2	1 226.7	7.1
Operating profit*	193.3	21.6	31.5	67.9	72.3	70.3	55.3	57.0	3.1
% of sales	4.1	2.0	2.8	5.8	5.6	6.0	4.8	4.6
ROOC, %**	4.4	2.0	2.8	5.9	6.4	6.3	5.1	5.3
Deliveries, 1 000 t	7 008	1 685	1 708	1 734	1 881	1 666	1 662	1 741	4.8
Production, 1 000 t	7 087	1 759	1 587	1 849	1 892	1 717	1 674	1 721	2.8

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 226.7 million, up 7.1% on the previous quarter mainly due to seasonal factors. Operating profit at EUR 57.0 million was broadly unchanged despite higher energy costs and the difficult situation at Corbehem Mill following the shutdown of two paper machines. As before, profitability was considerably weakened by the standstill at Port Hawkesbury Mill. There was a small positive contribution from the newly acquired Arapoti Mill in Brazil. There were market-related production curtailments in coated magazine paper; however, there were also changes in the segment’s product mix.

In Europe demand for newsprint grew moderately and was slightly better than a year ago. Demand for uncoated magazine paper was considerably stronger than a year ago, whereas demand for coated magazine paper was slightly weaker. Demand was stronger than in the previous quarter in all business areas. Producer inventories increased, but customer inventories were reported to be low. Prices were higher than a year ago, especially in newsprint, and virtually unchanged on the previous quarter except for a slight decline in coated magazine paper.

In North America market demand for newsprint and magazine paper was weaker than a year ago, and newsprint demand was also weaker than in the previous quarter. However, the magazine paper market was seasonally stronger than in the previous quarter. Newsprint and uncoated magazine paper prices were higher than a year ago and the previous quarter. Coated magazine paper prices were lower than a year ago and lower than the previous quarter. Inventories increased.

Fine Paper

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Change % Q3/Q2
Sales	2 690.3	708.7	618.3	625.4	737.9	776.3	738.9	722.8	-2.2
Operating profit*	62.2	48.1	-13.6	-1.2	28.9	52.7	46.3	32.4	-30.0
% of sales	2.3	6.8	-2.2	-0.2	3.9	6.8	6.3	4.5
ROOC, %**	2.2	6.8	-1.9	-0.2	4.2	7.6	6.7	5.0
Deliveries, 1 000 t	3 521	960	808	811	942	994	945	954	1.0
Production, 1 000 t	3 554	943	715	914	982	1 029	944	941	-0.3

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 722.8 million, down 2.2% on the previous quarter as the increase in paper deliveries was offset by the divestment of Celbi Pulp Mill. Operating profit was EUR 32.4 million, down 30% on the previous quarter mainly due to the divestment of Celbi Pulp Mill and higher maintenance costs.

In Europe coated fine paper demand was weaker than in the previous year but stronger than in the previous quarter, whereas uncoated fine paper demand was stronger than a year ago but weaker than in the previous quarter. Coated fine paper prices were stable but uncoated fine paper prices increased slightly. Inventories were normal at the end of the quarter.

In North America demand for coated fine paper was stronger than in the previous year and quarter. Inventories were normal. Coated fine paper prices levelled off after rising during the third quarter.

In Asia demand for coated fine paper was stronger than in the second quarter and a year ago, and prices were stable.

Merchants

Sales were EUR 450.1 million, unchanged from the previous quarter. Operating profit was EUR 7.7 million, up from EUR 2.9 million in the previous quarter due to positive restructuring items. Margins were stable.

8(17)

Packaging Boards

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Change % Q3/Q2
Sales	3 190.2	794.5	768.2	788.7	838.8	869.0	881.8	909.0	3.1
Operating profit*	220.0	72.0	11.9	73.5	62.6	99.5	70.8	93.7	32.3
% of sales	6.9	9.1	1.5	9.3	7.5	11.4	8.0	10.3
ROOC, %**	7.3	9.3	1.5	9.6	8.3	13.4	9.6	13.0
Deliveries, 1 000 t	3 621	929	873	890	929	959	971	991	2.1
Production, 1 000 t	3 678	1 002	715	1 009	952	1 005	958	970	1.3

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 909.0 million, up 3.1% on the previous quarter mainly due to higher volumes. Operating profit was EUR 93.7 million, up 32.3% on the previous quarter due to higher volumes and lower fixed costs.

Demand generally remained good during the quarter. Deliveries were higher than in the previous quarter and the same period last year. Inventories decreased and prices were stable.

Wood Products

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Change % Q3/Q2
Sales	1 588.3	366.9	433.7	398.0	389.7	377.1	437.8	418.5	-4.4
Operating profit*	-3.1	-4.0	9.9	-1.8	-7.2	3.8	14.9	21.4	43.6
% of sales	-0.2	-1.1	2.3	-0.5	-1.8	1.0	3.4	5.1
ROOC, %**	-0.5	-2.3	5.5	-1.0	-4.2	2.3	8.8	12.6
Deliveries, 1 000 m3	6 741	1 541	1 855	1 639	1 706	1 563	1 746	1 593	-8.8

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Wood products sales were EUR 418.5 million, down 4.4% on the previous quarter mainly for seasonal reasons. Operating profit was EUR 21.4 million, up 43.6% on the previous quarter due to cost savings and sales price increases, partly offset by higher raw material costs.

Demand remained good in Europe, Asia, North Africa and the Middle East. Firm demand and low stock levels allowed producers to increase prices. However, in the USA there was a downward correction in prices due to weakness in the housing market and the worsening oversupply in wood products.

Wood Supply

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.1 million m3, down 3% on the previous quarter mainly due to seasonal factors.

The decline in pulpwood stocks bottomed out at the end of the quarter. Market prices increased and market supply improved in the Nordic countries. The supply of pulpwood and sawlogs in Continental Europe, and sawlogs in Estonia remained tight.

9(17)

Financials

Key Ratios

	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06
Earnings per share (basic), EUR	0.07	-0.01	0.08	-0.31	-0.16	0.29	0.05	0.07
Earnings per share excl. non-recurring items, EUR	0.07	0.00	0.08	0.13	0.28	0.20	0.05	0.18
Cash earnings per share (CEPS), EUR	0.41	0.35	0.44	0.42	1.62	0.63	0.39	0.59
CEPS excl. non-recurring items, EUR	0.41	0.35	0.44	0.50	1.70	0.54	0.39	0.52

Return on capital employed (ROCE), %	4.1	0.2	3.7	-10.7	-0.8	5.7	6.4	0.6
ROCE excl. non-recurring items, %	4.1	0.6	3.7	4.1	3.1	6.5	6.1	6.7
Return on equity (ROE), %	3.0	-0.4	3.5	-12.6	-1.6	11.8	2.1	3.0
Debt/equity ratio	0.51	0.58	0.62	0.66	0.66	0.68	0.65	0.59
Equity per share, EUR	9.46	9.46	9.67	9.70	9.70	9.51	9.55	9.62
Equity ratio, %	45.8	45.0	43.2	42.8	42.8	42.0	43.2	44.2

Operating profit, % of sales	3.6	0.2	3.3	-8.8	-0.7	4.7	5.2	0.5
Operating profit excl. non-recurring items, % of sales	3.6	0.6	3.3	3.3	2.7	5.4	5.0	5.4
Capital expenditure, EUR million	356.6	253.0	256.3	279.4	1 145.3	167.7	107.3	128.7
Capital expenditure, % of sales	11.3	7.9	8.0	7.7	8.7	4.6	3.0	3.5
Capital employed, EUR million	11 119	11 273	11 740	12 103	12 103	11 952	11 786	11 360
Interest-bearing net liabilities, EUR million	3 928	4 340	4 699	5 084	5 084	5 116	4 927	4 463

Average number of employees	44 870	45 670	46 418	46 166	46 166	46 056	46 051	46 490
Average number of shares (million)
periodic	816.3	800.0	790.5	788.6	798.7	788.6	788.6	788.6
cumulative	816.3	808.1	802.1	798.7	798.7	788.6	788.6	788.6
cumulative, diluted	816.9	808.7	802.6	799.2	799.2	789.1	789.1	789.1

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 05	30 Sep 06	31 Dec 05	30 Sep 06
SEK	9.3885	9.2797	9.2824	9.2924
USD	1.1797	1.2660	1.2446	1.2449
GBP	0.6853	0.6777	0.6839	0.6848
CAD	1.3725	1.4136	1.5087	1.4095

Condensed Consolidated Income Statement

EUR million	2005	Q1–Q3/2005	Q1–Q3/2006
Sales	13 187.5	9 551.4	10 862.1
Other operating income	80.1	54.4	325.5
Materials and services	-7 232.3	-5 197.1	-6 027.8
Freight and sales commissions	-1 493.0	-1 087.4	-1 303.6
Personnel expenses	-2 216.6	-1 639.5	-1 715.2
Other operating expenses	-991.9	-606.0	-819.0
Depreciation and impairment	-1 427.7	-851.2	-944.2

Operating Profit / (Loss)	-93.9	224.6	377.8
Share of results of associated companies	67.2	42.8	62.0
Net financial items	-151.6	-102.7	-42.4

Profit / (Loss) before Tax	-178.3	164.7	397.4
Income tax	52.0	-46.8	-73.0

Net Profit / (Loss) for the Period	-126.3	117.9	324.4

Attributable to:
Equity holders of the Company	-130.0	114.9	322.0
Minority interests	-3.7	-3.0	-2.4

	-126.3	117.9	324.4

Earnings per share:
Basic earnings per share, EUR	-0.16	0.14	0.41
Diluted earnings per share, EUR	-0.16	0.14	0.41

10(17)

Condensed Consolidated Cash Flow Statement

EUR million	2005	Q1–Q3/2005	Q1–Q3/2006
Cash Flow from Operating Activities
Operating profit	-93.9	224.6	377.8
Adjustments	1 439.4	871.6	780.4
Change in net working capital	-288.5	-208.9	139.8
Change in short-term interest-bearing receivables	9.8	18.8	-10.8

Cash Flow Generated by Operations	1 066.8	906.1	1 287.2
Net financial items	-108.2	-82.9	-165.2
Income taxes paid	-209.0	-175.2	-131.6

Net Cash Provided by Operating Activities	749.6	648.0	990.4

Cash Flow from Investing Activities
Acquisitions of subsidiaries	-323.9	-291.1	-335.4
Acquisitions of associated companies	-55.7	-38.0	-19.4
Proceeds from sale of fixed assets and shares	104.9	12.8	650.6
Capital expenditure	-1 145.3	-876.8	-403.7
Proceeds from (payment of) the long-term receivables, net	98.3	122.5	-17.5

Net Cash Used in Investing Activities	-1 321.7	-1 070.6	-125.4

Cash Flow from Financing Activities
Change in long-term liabilities	671.3	1 064.0	4.9
Change in short-term borrowings	590.3	-4.9	-478.6
Dividends paid	-365.3	-365.3	-354.9
Minority dividends	-0.3	0.0	-1.1
Options exercised	0.0	0.0	-1.7
Purchase / Sale of own shares	-344.6	-336.3	0.2

Net Cash Used in Financing Activities	551.4	357.5	-831.2

Net Increase (Decrease) in Cash and Cash Equivalents	-20.7	-65.1	33.8
Cash and bank in acquired companies	10.3	13.3	1.6
Cash and bank in sold companies	0.0	0.0	-19.4
Translation adjustment	12.2	7.4	-9.0
Net Cash and cash equivalents at the beginning of period	147.7	147.7	149.5

Net Cash and Cash Equivalents at Period End	149.5	103.3	156.5

Cash and cash equivalents at Period End	351.4	305.4	301.4
Bank overdraft at Period End	-201.9	-202.1	-144.9

11(17)

Condensed Consolidated Balance Sheet

EUR million		31 Dec 05	30 Sep 05	30 Sep 06
Assets
Fixed Assets and Other Non-current Investments
Fixed assets	O	11 092.7	11 415.2	10 299.4
Biological assets	O	76.8	71.7	148.1
Emission rights	O	43.7	—	105.4
Investment in associated companies	A	719.9	687.9	782.1
Available-for-sale: Listed securities	I	211.6	204.5	81.4
Available-for-sale: Unlisted shares	O	403.6	134.2	403.3
Non-current loan receivables	I	127.6	216.3	143.0
Deferred tax assets	T	72.2	16.6	60.7
Other non-current assets	O	269.4	246.8	269.1

		13 017.5	12 993.2	12 292.5

Current Assets
Inventories	O	2 150.5	2 030.4	2 053.7
Tax receivables	T	108.5	104.0	156.5
Operative receivables	O	2 157.9	2 121.6	2 253.3
Interest-bearing receivables	I	309.2	317.7	317.2
Cash and cash equivalents	I	351.4	305.4	301.4

		5 077.5	4 879.1	5 082.1

Total Assets		18 095.0	17 872.3	17 374.6

Equity and Liabilities
Equity attributable to Company shareholders		7 645.3	7 631.3	7 587.5
Minority interests		93.6	97.6	91.8

Total Equity		7 738.9	7 728.9	7 679.3

Non-current Liabilities
Post-employment benefit provisions	O	494.0	687.3	504.5
Other provisions	O	142.6	62.1	246.7
Deferred tax liabilities	T	1 076.2	1 242.4	1 058.5
Non-current debt	I	4 353.9	4 359.2	4 200.8
Other non-current operative liabilities	O	204.7	190.6	234.8

		6 271.4	6 541.6	6 245.3

Current Liabilities
Current portion of long-term debt	I	385.0	337.0	625.7
Interest-bearing liabilities	I	1 345.0	1 046.5	479.4
Operative liabilities	O	1 975.4	1 823.6	2 008.9
Tax liabilities	T	379.3	394.7	336.0

		4 084.7	3 601.8	3 450.0

Total Liabilities		10 356.1	10 143.4	9 695.3

Total Equity and Liabilities		18 095.0	17 872.3	17 374.6

Items designated with “O” comprise Operating Capital

Items designated with “I” comprise Interest-bearing Net Liabilities

Items designated with “T” comprise Net Tax Liabilities

Items designated with “A” comprise Associate Companies

12(17)

Statement of Changes in Equity

EUR million	Share Capital	Capital Reserves	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.7	7 952.9
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.1	—	-10.1

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 950.7	8 051.1
Restatement of opening balance Effect of adopting IFRS 2	—	—	—	—	—	-14.8	-14.8

Balance at 1 January 2005 (restated)	1 423.3	1 009.2	-180.8	67.6	-218.9	5 935.9	8 036.3
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net profit for the period	—	—	—	—	0.2	-130.0	-129.8
OCI entries	—	—	—	400.4	—	—	400.4
Translation adjustment	—	—	—	—	91.6	—	91.6

Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	5 397.4	7 645.3
Cancellation of Stora Enso Oyj shares	-39.9	-15.9	249.1	—	—	-193.3	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	-1.7	0.2	—	—	—	-1.5
Net profit for the period	—	—	—	—	3.4	322.0	325.4
OCI entries	—	—	—	-5.8	—	—	-5.8
Translation adjustment	—	—	—	—	-21.0	—	-21.0

Balance at 30 September 2006	1 342.2	767.2	-10.6	462.2	-144.7	5 171.2	7 587.5

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2005	Q1–Q3/2005	Q1–Q3/2006
Carrying value at 1 January	10 715.5	10 715.5	11 213.2
Acquisition of subsidiary companies	388.3	445.1	241.9
Additions	1 129.6	865.9	381.5
Additions in biological assets, IAS 41	15.7	10.9	22.2
Change in emission rights	43.7	—	61.7
Disposals	-12.5	-12.1	-256.5
Depreciation, amortisation and impairment	-1 427.7	-851.2	-944.2
Translation difference and other	360.6	312.8	-166.9

Balance Sheet Total	11 213.2	11 486.9	10 552.9

Acquisitions of Subsidiary Companies
Cash and cash equivalents	10.3	13.3	1.6
Working capital	171.4	94.4	92.9
Operating fixed assets	274.3	401.9	241.9
Interest-bearing assets	0.0	48.2	-3.1
Tax liabilities	-59.8	-114.5	2.5
Interest-bearing liabilities	-274.6	-264.7	-1.2
Non-cash share exchange	-5.0	-5.0	0.0
Minority interests	93.3	74.3	0.8

Fair value of net assets	209.9	247.9	335.4
Goodwill	114.0	43.2	0.0

Total Purchase Consideration	323.9	291.1	335.4

13(17)

Borrowings

EUR million	2005	Q1–Q3/2005	Q1–Q3/2006
Non-current borrowings	4 353.9	4 359.2	4 200.8
Current borrowings	1 730.0	1 383.5	1 105.1

	6 083.9	5 742.7	5 305.9

Carrying value at 1 January	4 027.6	4 027.6	6 083.9
Debt acquired with new subsidiaries	274.6	264.7	1.2
Debt disposed with sold subsidiaries	0.0	0.0	-7.1
Proceeds from (payments of) borrowings (net)	1 336.9	1 167.0	-473.7
Translation difference and other	444.8	283.4	-298.4

Total Borrowings	6 083.9	5 742.7	5 305.9

Commitments and Contingencies

EUR million	31 Dec 05	30 Sep 05	30 Sep 06
On Own Behalf
Pledges given	1.1	1.1	1.1
Mortgages	212.8	144.8	186.9
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.9
Guarantees	359.3	349.1	348.7
On Behalf of Others
Pledges given	0.0
Mortgages	0.0
Guarantees	13.7	7.8	11.4
Other Commitments, Own
Leasing commitments, in next 12 months	34.3	34.8	34.1
Leasing commitments, after next 12 months	148.0	167.8	131.8
Pension liabilities	0.7	1.5	0.4
Other commitments	97.6	100.7	87.2

Total	868.3	808.4	802.5

Pledges given	1.1	1.1	1.1
Mortgages	213.6	145.6	187.8
Guarantees	373.0	356.9	360.1
Leasing commitments	182.3	202.6	165.9
Pension liabilities	0.7	1.5	0.4
Other commitments	97.6	100.7	87.2

Total	868.3	808.4	802.5

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 05	30 Sep 05	30 Sep 06
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	88.1	117.3	99.8	-30.1	69.7
Interest rate options	-1.9	-1.7	0.2	-2.3	-2.1
Cross-currency swaps	-6.5	-3.8		-3.0	-3.0
Forward contracts	-30.5	-39.0	6.2	-11.1	-4.9
FX options	-5.7	-7.2	3.7	-1.9	1.8
Commodity contracts	129.6	136.7	211.8	-3.2	208.6
Equity swaps	-1.8	-2.6	35.1	-21.0	14.1

Total	171.3	199.7	356.8	-72.6	284.2

14(17)

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 05	30 Sep 05	30 Sep 06
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	620.1	626.3	100.0
Maturity 2–5 years	1 000.6	339.0	2 260.4
Maturity 6–10 years	1 738.3	1 968.7	2 291.8

	3 359.0	2 934.0	4 652.2
Interest rate options	673.8	158.0	308.9

Total	4 032.8	3 092.0	4 961.1

Foreign Exchange Derivatives
Cross-currency swap agreements	72.3	74.4	43.6
Forward contracts	2 442.1	2 056.0	1 706.5
FX Options	1 071.3	1 178.9	985.3

Total	3 585.7	3 309.3	2 735.4

Commodity Derivatives
Commodity contracts	391.0	397.0	592.3

Total	391.0	397.0	592.3

Equity swaps
Equity swaps	408.5	408.5	370.8

Total	408.5	408.5	370.8

Sales by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06
Publication Paper	1 104.4	1 125.3	1 166.0	1 280.2	4 675.9	1 171.0	1 145.2	1 226.7
Fine Paper	708.7	618.3	625.4	737.9	2 690.3	776.3	738.9	722.8
Merchants	182.1	217.4	295.2	478.5	1 173.2	496.3	452.6	450.1
Packaging Boards	794.5	768.2	788.7	838.8	3 190.2	869.0	881.8	909.0
Wood Products	366.9	433.7	398.0	389.7	1 588.3	377.1	437.8	418.5
Wood Supply	674.7	563.2	612.4	651.6	2 501.9	674.8	651.3	633.9
Other	-686.4	-538.8	-666.5	-740.6	-2 632.3	-756.8	-691.3	-722.9

Total Sales	3 144.9	3 187.3	3 219.2	3 636.1	13 187.5	3 607.7	3 616.3	3 638.1

Operating Profit by Segment excluding Non-recurring items

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06
Publication Paper	21.6	31.5	67.9	72.3	193.3	70.3	55.3	57.0
Fine Paper	48.1	-13.6	-1.2	28.9	62.2	52.7	46.3	32.4
Merchants	2.7	1.6	0.9	-1.9	3.3	9.6	2.9	7.7
Packaging Boards	72.0	11.9	73.5	62.6	220.0	99.5	70.8	93.7
Wood Products	-4.0	9.9	-1.8	-7.2	-3.1	3.8	14.9	21.4
Wood Supply	3.1	-10.9	-0.3	-3.7	-11.8	8.9	1.3	5.0
Other	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7	-9.3	-22.0

Operating Profit excl. Non-recurring Items	112.7	17.7	106.2	120.9	357.5	194.1	182.2	195.2
Non-recurring items	—	-12.0	—	-439.4	-451.4	-23.2	6.7	-177.2

Operating Profit (IFRS)	112.7	5.7	106.2	-318.5	-93.9	170.9	188.9	18.0
Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2	-149.2	-8.4
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6	20.2	10.2

Profit before Tax and Minority Interests	83.6	-11.9	93.0	-343.0	-178.3	317.7	59.9	19.8
Income tax expense	-23.6	3.3	-26.5	98.8	52.0	-91.3	-19.0	37.3

Net Profit	60.0	-8.6	66.5	-244.2	-126.3	226.4	40.9	57.1

15(17)

Non-recurring Items by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06
Publication Paper	—	—	—	-201.6	-201.6	-2.9	4.4	-225.2
Fine Paper	—	—	—	-40.8	-40.8	-22.0	3.8	72.0
Merchants	—	—	—	-7.9	-7.9	—	—	—
Packaging Boards	—	—	—	-144.4	-144.4	—	-5.5	—
Wood Products	—	-12.0	—	-41.2	-53.2	1.7	1.2	-24.0
Wood Supply	—	—	—	-3.5	-3.5	—	1.5	—
Other	—	—	—	—	—	—	1.3	—

Total Non-recurring Items	—	-12.0	—	-439.4	-451.4	-23.2	6.7	-177.2

Operating Profit by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06	Q3/06
Publication Paper	21.6	31.5	67.9	-129.3	-8.3	67.4	59.7	-168.2
Fine Paper	48.1	-13.6	-1.2	-11.9	21.4	30.7	50.1	104.4
Merchants	2.7	1.6	0.9	-9.8	-4.6	9.6	2.9	7.7
Packaging Boards	72.0	11.9	73.5	-81.8	75.6	99.5	65.3	93.7
Wood Products	-4.0	-2.1	-1.8	-48.4	-56.3	5.5	16.1	-2.6
Wood Supply	3.1	-10.9	-0.3	-7.2	-15.3	8.9	2.8	5.0
Other	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7	-8.0	-22.0

Operating Profit	112.7	5.7	106.2	-318.5	-93.9	170.9	188.9	18.0
Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2	-149.2	-8.4
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6	20.2	10.2

Profit before Tax and Minority Interests	83.6	-11.9	93.0	-343.0	-178.3	317.7	59.9	19.8
Income tax expense	-23.6	3.3	-26.5	98.8	52.0	-91.3	-19.0	37.3

Net Profit	60.0	-8.6	66.5	-244.2	-126.3	226.4	40.9	57.1

16(17)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	A share	R share	A share	R share	ADRs
July	11.74	11.57	108.00	108.00	14.78
August	11.71	11.86	110.50	109.50	15.14
September	11.68	11.96	111.25	111.25	15.12

Trading Volume	Helsinki		Stockholm		New York
	A share	R share	A share	R share	ADRs
July	21 391	81 449 325	133 206	12 053 581	1 516 000
August	123 986	81 705 327	165 216	13 921 146	1 870 100
September	76 183	91 356 432	206 007	14 829 721	1 313 500

Total	221 560	254 511 084	504 429	40 804 448	4 699 600

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Results for 2006	7 February 2007
Interim Review for January – March 2007	26 April 2007
Interim Review for January – June 2007	26 July 2007
Interim Review for January – September 2007	25 October 2007

Annual General Meeting	29 March 2007

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

For further information, please contact:

Jukka Härmälä, CEO, tel. +358 2046 21404

Hannu Ryöppönen, CFO, tel. +358 2046 21450

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

17(17)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
lJyrki Kurkinen
General Counsel